Exhibit 100.2

NICE Enhances NICE COMPASS with Automated Compliance
 Assurance Reporting to Help Financial Services Organizations
Comply with MiFID II

Automated compliance assurance reporting and alerting enables FSOs to provide evidence of compliance to regulators at a moment’s notice, while also reducing the risk of fines

Hoboken, N.J. – December 21, 2017 – With MiFID II regulations “going live” in a few short weeks, Financial Services Organizations (FSOs) around the globe are making final preparations to address its mandates. As regulators place increasing demands on FSOs to record and monitor more employees, asset classes and communications, MiFID II will raise the bar on compliance assurance. When the new regulation goes into effect on January, 3, 2018, simply recording communications for all regulated users will no longer be sufficient; firms will need to provide evidence of compliance to regulators at a moment’s notice. To help FSOs meet these stricter reporting requirements, NICE (Nasdaq: NICE), a leading provider of financial communication compliance and trade reconstruction solutions, is adding enhanced Automated Compliance Assurance Reporting to its NICE COMPASS solution suite.

While Dodd-Frank, FX Global Code of Conduct and MiFID II regulations all require FSOs to record communications related to financial trades, MiFID II is the first regulation of its kind to impose an additional requirement around evidence of recording. The new mandate doesn’t only apply to FSOs in the United Kingdom and Europe; it also applies to firms in the U.S. and Asia that conduct transactions with United Kingdom and European FSOs.

“The old ‘record it and forget it’ mode of business will no longer be acceptable under MiFID II,” said Chris Wooten, Executive Vice President, NICE. “MiFID II exerts a requirement on FSOs to provide evidence that their recording estate is not only operational, but that it is configured correctly and is capturing and retaining all intended communications, for each and every regulated user, on a continuous basis. This new prescriptive requirement is a huge quagmire for FSOs because today, the only way to produce this evidence is to run queries in different systems to manually extract and piece this data together. FSOs that do not comply with the new regulations risk drawing negative attention and remediation from regulators, or worse, substantial fines, potentially in the millions of dollars.”

NICE COMPASS’ Automated Compliance Assurance Reporting capabilities were created to address this very problem. With the NICE COMPASS auto-generated reports, FSOs can confidently audit and document communications recording compliance and on a moment’s notice, provide evidence to regulators that all regulated users’ communications are being properly recorded, archived and retained.

Additionally, NICE COMPASS’s open API (Application Programming Interface) allows it to be easily integrated with bank CRM systems, enabling the reporting engine to automatically match up regulated users in both systems (recording and CRM), to ensure complete compliance and identify any exceptions. FSOs can also use the reporting capability to track and manage legal holds. All of this information is available through NICE COMPASS’s browser-based dashboard, further ensuring compliance managers complete compliance assurance insight across the global enterprise.

NICE COMPASS Automated Compliance Assurance Reporting also offers unprecedented flexibility with an expanded API that enables banks to seamlessly extract data from NICE COMPASS and pull it into other bank systems to create customized reports.

“When MiFID II goes live on January 3rd, FSOs will need to be ready,” added Wooten. “NICE can help make the transition to MiFID II seamless. By simply layering NICE COMPASS on top of their existing NICE Trading Recording (NTR) system, FSOs can automate compliance processes, save time, and reduce the risk of fines and reputational damage.”

FSO Compliance and Information Technology executives and managers interested in learning more and seeing a live demonstration are invited to attend the complimentary Compliance Assurance Evidencing with Automated Reporting and Alerting webinar on January 25 at 10 am EST / 15:00 GMT. Register online at www.HolisticSurveillance.com/Webinars.

NICE COMPASS, together with NICE Trading Recording (NTR), provides a comprehensive solution for recording all communications (front office and back office, fixed and mobile), and for assuring complete compliance with financial regulations. Most of the world's leading banks rely on the NTR solution for reliable communications recording for turrets, desk phones, mobile phones, and Unified Communications platforms. NICE COMPASS and NTR are part of NICE's comprehensive suite of compliance solutions for the financial services industry.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1-551-256-5202, cindy.morgan-olson@niuceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.